Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited	CCG Investor Relations, Inc.
Ms. Judy Zhu, IR Director	Ms. Elaine Ketchmere, Partner
Phone: +86-510-8536-0401	Phone: +1-310-954-1345 (Los Angeles)
E-mail: info@wsphl.com	E-mail: elaine.ketchmere@ccgir.com
http://www.wsphl.com	http://www.ccgirasia.com

Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com

WSP Holdings Announces Formation of a Special Committee
to Evaluate Indication of Interest in Going Private Transaction

Wuxi, China, December 13, 2011 — WSP Holdings Limited (NYSE: WH) ("WSP Holdings" or the "Company") today announced that its board of directors has formed a special committee of independent directors consisting of Messrs Dennis D. Zhu, Weidong Wang and Michael Muhan Liu (the "Special Committee") to consider strategic alternatives which would enhance shareholder value. The Special Committee was formed after receiving a non-binding proposal letter from H.D.S. Investments LLC ("HDS") notifying the board of its interest in acquiring all of the shares of the Company in a possible going private transaction for US$0.60 per American Depositary Share in cash, subject to certain conditions.

According to the proposal letter, HDS has had preliminary and informal communications with Expert Master Holdings Limited ("EMH") and certain other significant shareholders of the Company, and HDS believes that EMH and certain other significant shareholders of the Company would be interested in pursuing a potential transaction pursuant to which an HDS special purpose vehicle would (i) acquire all of the publicly held shares of the Company for cash and (ii) exchange shares of an HDS special purpose vehicle for shares of the Company held by EMH and certain other significant shareholders of the Company. EMH is wholly owned by Mr. Longhua Piao, the Company's Chairman and Chief Executive Officer, and is currently the majority shareholder of WSP Holdings owning 50.9% of the total outstanding shares. The proposal letter indicates that funding for the proposed transaction would come from HDS's own capital. A copy of the proposal letter is attached hereto as Exhibit A.

The Special Committee has retained Kirkland & Ellis and Conyers Dill & Pearman to act as its U.S. and Cayman legal counsel, respectively, and also intends to retain an independent financial advisor to assist it in its work. The Special Committee, working with its advisors, intends to proceed in a timely and orderly manner, but has not set a definitive timetable for completion of its evaluation and does not currently intend to announce developments unless and until a definitive transaction or strategic option has been approved. The board of directors cautions the Company's shareholders and others considering trading in its securities that no decisions have been made by the Special Committee with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company's products are used in China's major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings' website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company's control. These factors include the risk factors detailed in the Company's filings with the Securities and Exchange Commission. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the Company or other parties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Exhibit A

Board of Directors of
WSP Holdings Limited (the "Company")
WSP 控股有限公司("公司")

董事会

No.38 Zhujiang Road, Xinqu
Wuxi, Jiangsu Province
People's Republic of China
中国江苏省无锡市新区珠江路 38 号

Re: Notification of Interest in Share Acquisition in Going-Private Transaction

关于：在私有化交易中购股意向的通知

November 28, 2011

2011 年 11 月 28 日

Dear Sirs,

尊敬的先生们，

The undersigned, H.D.S. Investments LLC ("**HDS**" or "**we**"), hereby informs the Board of Directors of the Company (the "**Board**") of its interest in acquiring all of the shares of the Company in a possible going-private transaction of the Company (the "**Potential Transaction**"). We have had preliminary and informal communications with Expert Master Holdings Limited ("**EMH**") and certain other significant shareholders of the Company and we believe that EMH and certain other significant shareholders of the Company would be interested in pursuing the Potential Transaction pursuant to which an HDS special purpose vehicle (the "**Potential Acquirer**") will (i) purchase shares of the Company held by the public shareholders for cash, and (ii) exchange shares of the Potential Acquirer for shares of the Company held by EMH and certain other significant shareholders of the Company. Subject to further a due diligence review of the Company and the execution of definitive acquisition agreements, HDS believes that such Potential Transaction is viable with a purchase price of the Company's shares held by the public shareholders of approximately US$0.60 per ADS. The funding for the Proposed Transaction would come from HDS's own capital.

下方签署者，华东西雅图投资有限公司("**HDS**", 以下统称 "**我们**"), 特此通知公司董事会("**董事会**")，我们有意在可能发生的公司私有化交易中购买公司全部股份("**潜在交易**")。我们已就潜在交易与 Expert Master Holdings Limited ("**EMH**")和一些其它重要股东进行了非正式的沟通，我们相信 EMH 和这些其它重要股东都会对此潜在交易有兴趣，且在此潜在交易中 HDS 的一个特殊的公司("**潜在买方**")将(i) 从公司公众股东处以现金收购其所持公司股份，并(ii) 以自己的股份与 EMH 和公司其它重要股东所持有的公司股份做交换。受制于 HDS 对公司进行的进一步尽职调查的最终收购协议的签署， HDS 相信此潜在交易有可行性且对公司公众股东所持股份的收购提议价将在每 ADS 股 0.60 美金左右。潜在交易的资金来源将是 HDS 自身的资金。